PROSPECTUS SUPPLEMENT NO. 5 (TO PROSPECTUS DATED APRIL 25, 2014)	Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333-195251

Immune Pharmaceuticals Inc.

7,293,242 Shares of Common Stock

This prospectus supplement No. 5 supplements and amends the prospectus dated April 25, 2014, as supplemented and amended by prospectus supplement No.1, dated May 20, 2014, prospectus supplement No. 2, dated June 6, 2014, prospectus supplement No. 3, dated June 23, 2014 and prospectus supplement No. 4, dated July 10, 2014 (collectively, the “Prospectus”), relating to the resale or other disposition by the selling security holders identified in the Prospectus of up to 7,293,242 shares of our common stock, consisting of (a) 3,400,315 shares of common stock issuable upon conversion of shares of the registrant’s Series C 8% Convertible Preferred Stock issued in a private placement that closed on March 14, 2014, (b) 272,025 shares of common stock that may be issuable as payment for dividends on the Series C 8% Convertible Preferred Stock, payable through March 14, 2015, (c) 1,810,451 shares of common stock issuable upon exercise of warrants at exercise price of $3.00 per share, subject to adjustment as provided in the warrants, which warrants were originally issued in the private placement and subsequently restated in accordance with the Current Report on Form 8-K filed herewith, and (d) 1,810,451 shares of common stock issuable upon exercise of warrants at an adjusted exercise price of $3.50 per share, subject to adjustment as provided in the warrants, which warrants were originally issued in the private placement and subsequently restated in accordance with the Current Report on Form 8-K filed herewith.

In accordance with the terms of the private placement, on May 2, 2014, the conversion price of the Series C 8% Convertible Preferred Stock was reduced from $3.40 to $2.71 and the exercise price of the warrants was reduced from $4.25 to $3.39 and from $5.10 to $4.07, as applicable. Consequently, as of May 2, 2014, an additional 775,395 shares of common stock may be issuable upon the conversion of the Series C 8% Convertible Preferred Stock and an additional 62,032 shares may be issuable as payment for dividends thereon, payable through March 14, 2015. In accordance with the restated warrants issued on August 13, 2014, the as adjusted exercise price of the warrants was reduced from $3.39 to $3.00 and from $4.07 to $3.50, as applicable. As a result of the anti-dilution adjustments in the restated warrants, we have outstanding restated warrants to purchase an aggregate of 2,449,380 shares of common stock at an exercise price of $3.50 per share and restated warrants to purchase an aggregate of 2,381,342 shares of common stock at an exercise price of $3.00 per share.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on the OTCQX Marketplace (OTCQX) and the NASDAQ OMX, First North Premier, Stockholm, under the symbol “IMNP”. On August 13, 2014, the last reported sale price of our common stock as reported on the OTCQX was $4.11 per share.

We will not receive any proceeds from the sale or other disposition of common stock by the selling security holders. We may, however, receive proceeds from any warrants exercised in cash by selling security holders, however, we cannot predict the timing or the amount of the exercise of such warrants, if at all.

On August 14, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. This prospectus supplement incorporates into our Prospectus the information contained in our attached Current Report on Form 8-K.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as may be updated from time to time by our quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2014.